

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via Facsimile and U.S. Mail
Mr. Benjamin Kovler
TUC Investor Value Creation Group, LLC
875 N. Michigan, Suite 3400
Chicago, IL 60611

> **Re: Mac-Gray Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by TUC Investor Value Creation Group, LLC, Kovpak**
> **II, LLC, Richard Drexler, Michael J. Soenen, and Benjamin**
> **Kovler**
> **Filed April 8, 2011**
> **File No. 1-13495**

Dear Mr. Kovler:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PREC 14A

1. Please revise the form of proxy card to clearly mark it a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2. Please include information as of the most reasonable practicable date. For example, please update as may be appropriate, the total amount and percentage of shares beneficially owned by the TUC IVC Group in accordance with Item 5(b)(iv).

Background to the Solicitation, page 6

3. Please describe the provisions of the company's governing instruments which you believe permit you to nominate the current slate of candidates. Further, please revise to clarify whether the nominations were made timely and whether the TUC IVC Group is in compliance with the provisions in such governing instruments.

4. Please supplement your disclosure in the background section to further describe the relationships between the participants and nominees. Please succinctly disclose all prior relationships between or amongst each of the participants that led to the current solicitation.

Questions and Answers…, page 6

What matters am I being asked to vote on…, page 6

5. We note disclosure that as to other matters that may properly come before the Annual Meeting or adjournments or postponements thereof, the proxy holders will vote the gold proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this in your proxy statement. Please also clarify this on the form of proxy card.

What happens if I fail to instruct my broker, bank, custodian, or other nominee…, page 9

6. You indicate that brokers will be able to exercise their discretionary authority with respect to proposal 6, the ratification of the independent auditors. It is our understanding that in a contested election, a broker does not have discretionary

authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

<u>Our Reasons for Supporting Our Nominees, page 14</u>

7. Given the cumulative holdings of the TUC IVC Group of 2.3% of outstanding shares, there does not appear to be a basis for the statement that the TUC IVC Group is a <u>significant</u> stockholder of Mac-Gray. Please revise or advise.

<u>Our Nominees Are Committed to Creating Value for All Stockholders…, page 15</u>

8. Please set forth any specific plans or proposals the nominees currently have that will create stockholder value for all stockholders. Describe any alternatives to enhance stockholder value that the nominees intend to propose to the Board for its consideration, if elected. If none, revise to so state.

9. You imply that the track record of the Governance and Nominating Committee has led to the TUC IVC Group's lack of confidence in the ability of the incumbent board to improve Mac-Gray's corporate governance policies. Clarify further the basis for this statement. For example, disclose whether the "track record" includes matters other than the shareholder proposals you reference on the prior page which were approved at the 2010 Annual Meeting.

10. For each of proposals 2 and 4, revise to set forth specific plans, if any, that the nominees have or intend on presenting to the other members of the Board if elected that will accomplish the goals set forth in your disclosure. If there are no specific plans, revise to state this fact.

<u>Proposal 4…, page 21</u>

11. You disclose your belief that severance payments are excessive. Provide further context to your statement. For example, has the TUC IVC Group compared severance packages of similarly situated executives at comparable companies? Please supplement your disclosure accordingly.

12. Please revise the biographical information of Mr. Soenen so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise to clarify the gap or ambiguity regarding time in the five-year business sketch you provide for Mr. Soenen for the period from 2008 to the present.

13. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. In this regard,

please provide support for the statement that Mr. Soenen oversaw dramatic growth in the global brand while serving as CEO of FTD Group, Inc.

Cost and Method of Solicitation, page 23

14. It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, courier services, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

15. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in

Mr. Benjamin Kovler
TUC Investor Value Creation Group, LLC
April 15, 2011
Page 5

our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Neil Aizenstein, Esq.
                        Morgan Lewis & Bockius, LLP